August 13, 2024

Amy Sullivan
Chief Financial Officer
IO Biotech, Inc.
Ole Maal  es Vej 3
DK-2200 Copenhagen N
Denmark

       Re: IO Biotech, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed March 5, 2024
           File No. 001-41008
Dear Amy Sullivan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences